Exhibit 11.1



             COMPUTATION OF PRO-FORMA INCOME (LOSS) PER COMMON SHARE


                                                                            Year ended         Nine months
                                                                            December 31,      December 31,
                                                                                1996              1995


Weighted average common shares outstanding                                     1,539,681         1,507,182

Options, based on treasury stock method (1)                                    1,364,825           697,529
Warrants, based on treasury stock method                                          56,317            17,777
Redeemable convertible preferred stock, as if converted (2)                    4,429,590         4,429,590
Convertible preferred stock, as if converted                                     320,731           320,731
                                                                           -------------     -------------

Total                                                                          7,711,144         6,972,809
                                                                           =============      ============

Net income (loss)                                                               $268,062      $(4,892,928)
                                                                           =============      ============

Pro-forma net income (loss) per share                                              $0.03           $(0.70)
                                                                           =============     =============

(1) Includes options issued within 12 months prior to initial public offering as if issued at beginning of earliest period presented.

(2) Includes convertible preferred stock issued within 12 months prior to initial public offering as if issued at beginning of earliest period presented.